Not for release, publication or distribution in or into Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

30 August 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Background

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

On 17 August 2007, it was announced that the Offer had been declared unconditional in all respects.

Closing Date of the Offer

The Offer, which remains subject to the terms set out in the Offer Document, will remain open for acceptance until 1.00 p.m. (London time) on 14 September 2007 (the "Closing Date").

Dobbies Shareholders who have not yet accepted the Offer are strongly urged to do so as soon as possible, and in any event no later than the Closing Date. Acceptances received after the Closing Date will not be accepted as valid by Tesco Holdings and any consideration that would have been due under the Offer will not be payable in respect of such late acceptances.

Whilst Tesco Holdings may at some point in the future seek to acquire any shares it does not end up owning pursuant to the Offer, there can be no guarantee that this will happen, or as to the price that may be offered for these shares. Specifically, any price offered may be below the Offer Price of 1,500 pence per Dobbies Share which, in the opinion of the board of directors of Tesco, includes a premium for control which Tesco has now achieved.

For Dobbies Shares held in certificated form, to accept the Offer, Forms of Acceptance not yet returned should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received as soon as possible, and in any event no later than the Closing Date.

For Dobbies Shares held in uncertificated form (that is, held in CREST) an Electronic Acceptance should be made in accordance with the instructions set out in paragraphs 14(e) to 14(g) of the letter from Tesco in Part II of the Offer Document as soon as possible, and in any event no later than the Closing Date.

Consideration

Settlement of cash consideration due under the Offer will be despatched (or, in respect of Dobbies Shares held in uncertificated form, credited through CREST) on or before 31 August 2007 in respect of Dobbies Shares for which acceptances of the Offer, valid in all respects, had been received on or before 17 August 2007 or, in respect of Dobbies Shares held in uncertificated form, for which Electronic Acceptances had been validly made on or before 17 August 2007. Settlement of cash consideration in respect of valid acceptances received or made after 17 August 2007 will be despatched (or, in respect of Dobbies Shares held in uncertificated form, credited through CREST) within 14 days of such acceptances being received.

The aggregate nominal value of elections for the Loan Note Alternative has exceeded £2 million and accordingly Loan Notes will be issued to those holders of Dobbies Shares who have elected to receive Loan Notes under the Loan Note Alternative. For acceptances which had been received on or before 17 August 2007, definitive certificates in respect of that election will be despatched on or before 31 August 2007 and for acceptances received or made after 17 August 2007, certificates will be despatched within 14 days of such acceptances being received.

General

Save as set out in this announcement neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has any interest in or right to subscribe for relevant securities of Dobbies or has any short position in relation to relevant securities of Dobbies (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Dobbies.

Save for the irrevocable undertakings described in the Offer Document, certain of which, as Tesco Holdings announced on 17 August 2007, have since been terminated, neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco	
Steve Webb, Investor Relations	Tel: +44 1992 644 800
Jonathan Church, Media	Tel: +44 1992 646 606
Greenhill (financial adviser to Tesco)	Tel: +44 20 7198 7400
Simon Borrows	
David Wyles	
JPMorgan Cazenove (broker to Tesco)	Tel: +44 20 7588 2828
John Paynter	
Luke Bordewich	
Maitland (PR adviser to Tesco)	Tel: +44 20 7379 5151
Angus Maitland	

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into and is not capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in the Offer Document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END